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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               Amendment No. 2 to
                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                         ACCIDENT PREVENTION PLUS, INC.
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                   004323200
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 24, 2002
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 7 Pages)

-------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


-------------------------                      --------------------------
CUSIP No.   004323200                            Page 2  of 7    Pages
-------------------------                      --------------------------
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1       NAME OF REPORTING PERSON:           Bristol Consulting Ltd.
        S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:                      N/A
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     Conversion of Debt
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
-------------------------------------------------------------------------
7      SOLE VOTING POWER
                                 5,196,337 Shares of Common Stock
       NUMBER OF      --------------------------------------------------
        SHARES            8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH         --------------------------------------------------
       REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON                  5,196,337 Shares of Common Stock

                       --------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,196,337 Shares of Common Stock
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                               [  ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             59.8%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   Corporation
-------------------------------------------------------------------------

            This original Schedule 13D statement (the "Schedule") is filed on behalf of Bristol Consulting Ltd., a corporation organized under the laws of New York ("Bristol") and its executive officer and director, as the reporting persons hereunder, relative to the acquisition of certain shares of common stock of Accident Prevention Plus, Inc. Bristol has made a previous filing on Schedule 13D.


ITEM 1. SECURITY AND ISSUER.

            This Schedule relates to the voting common stock, $0.001 par value, of Accident Prevention Plus, Inc. ("APP"). APP maintains its principal executive offices at 9091 North Military Trail, Suites 8-10, Palm Beach Gardens, Florida 33410.

ITEM 2. IDENTITY AND BACKGROUND

            This Schedule is being filed by Bristol Consulting Ltd., a corporation organized under the laws of New York. The principal business and office of Bristol is 7101 Shore Road, Suite 3J, Brooklyn, New York 11209.

            Pursuant to General Instruction C of Schedule 13D, the executive officers and directors of Bristol Consulting Ltd. (collectively, the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to each Instruction C Person, are as follows:

-------------------------------------------------------------------------

            Name                  Position with             Business Address
                           Bristol Consulting Ltd.

Sheldon Friedland           President and Director          7101 Shore Road
                                                                Suite 3J
                                                            Brooklyn, NY 11209
-------------------------------------------------------------------------

            Bristol has the sole right to control the disposition of and vote the APP securities acquired.

            During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         APP and Bristol entered into a consulting agreement dated July 30, 1998, as amended (the "Consulting Agreement") for a period of five years pursuant to which (i) Bristol agreed to assist in the development of an international market for APP's products and related product lines; (ii) Bristol agreed to provide advise to APP regarding corporate structure, capital acquisition, contracts, equity partners and mergers and acquisitions pertaining to the Middle East and Far East; (iii) APP agreed to pay Bristol a monthly fee of $5,000.00 for the first three months of the Consulting Agreement and thereafter a monthly fee of $10,000.00 for the duration of the Consulting Agreement; and (iv) Bristol would have the right to convert any debt due and owing Bristol under the Consulting Agreement into shares of APP's restricted common stock at the rate of $0.132 per share.

            The accrual of amounts due and owing Bristol under the Consulting Agreement was $240,000.00 as of December 17, 2001. Pursuant to the terms of the Consulting Agreement, Bristol has the right to convert any debt due and owing it into shares of APP's restricted common stock at the rate of $0.132 per share. As of December 17, 2001, Bristol had the right to convert the $240,000.00 debt into 1,742,426 shares of APP's restricted common stock, of which 1,098,485 shares were issued to assignees of Bristol.

            The directors of APP, Richard J. Goodhart, Steven H. Wahrman and Jean-Paul Daveau, respectively, executed affidavits dated December 13, 2001, amending and restating the Affidavits, in which they acknowledged an aggregate debt of $890,916.44 due and owing Bristol under the Consulting Agreement and the Promissory Notes.

         As of December 13, 2001, APP and Bristol entered into an amendment to the Forgiveness of Debt Agreement evidencing an aggregate of $890,916.44 due and owing Bristol as follows: (i) accounts payable of 71,650.00; (ii) notes payable of $223,403.89; (iii) accrued interest of $10,862.55; (iv) accrued consulting fees payable of $345,000.00; and (v) balance owed against Consulting Agreement of $240,000.00.

         As of December 13, 2001, APP and Bristol entered into an amendment to the Settlement Agreement pursuant to which (i) ratified and confirmed that Bristol has the right to convert the $240,000.00 due and owing Bristol under the Consulting Agreement into shares of restricted common stock of APP at the rate of $0.132 per share; (ii) provided Bristol and its assignees with the right to convert the remaining debt of $650,916.44 due and owing Bristol into shares of restricted common stock of APP at the rate of $0.132 per share; and (iii) provided that the debt of $890,916.44 be satisfied by the issuance to Bristol or its assignees of an aggregate of 6,749,367 shares of APP's restricted common stock at the rate of $0.132 per share (which would not be subject to adjustments pursuant to any reverse stock split, recapitalization, combination of shares, exchange of shares or other like change in the capital structure of APP).

         On January 16, 2002, the Board of Directors of APP held a meeting at which it (i) ratified the amendment to the Settlement Agreement and approved the issuance of 6,749,367 shares of common stock to Bristol or its assignees to satisfy the debt of $890,916.44; (ii) acknowledged that Bristol had entered into assignment agreements dated July 30, 1998, respectively, with Sampson Global Ltd., World Asset Management Ltd. and Atlantic Financial Enterprises Ltd., in which Bristol proportionately assigned to the Entities certain of its rights to the debt and to its right to convert the debt into shares of restricted common stock; (iii) acknowledged receipt of a conversion notice from Sampson Global Ltd.; (iv) authorized the issuance of 454,545 shares of its restricted common stock to Sampson Global Ltd. to settle a portion of the debt due and owing Bristol under the Consulting Agreement; and (v) authorized the issuance of an aggregate of 5,196,337 shares of its restricted common stock to Bristol to settle the remaining debt due and owing to Bristol in the amount of $745,916.44.

ITEM 4. PURPOSE OF TRANSACTION

            The transaction described herein was undertaken for the purpose of providing Bristol with conversion rights regarding any debt due and owing Bristol by APP into shares of APP's restricted common stock at the rate of $0.132 per share.

            Pursuant to the instructions for items (a) through (j) of Item 4, Bristol has plans as follows:

         (a) As set forth in Item 3 of this Schedule, Bristol has acquired 5,196,337 shares of common stock of APP. Bristol will not consider the acquisition of additional securities of APP.

         (b) Bristol has no present plans or proposals to cause a merger or effect a liquidation or reorganization of APP or to enter into extraordinary corporate transactions.

         (c) Bristol has no present plans or proposals to cause a sale or transfer of a material amount of assets of APP.

         (d) Bristol plans to exercise the voting rights associated with ownership of shares of common stock of APP.

         (e) Bristol has no present plans or proposals to cause a material change in the capitalization of APP.

         (f) Bristol has no present plans or proposals to make any other material change to the business or corporate structure of APP.

         (g) Bristol has no present plans or proposals to change APP's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of APP by any person.

         (h) Bristol has no present plans or proposals to cause APP's common stock from not being quoted on the OTC Bulletin Board.

         (i) Bristol has no present plans or proposal relating to a class of securities of APP becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

         (j) Bristol does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through
                  (i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the close of business on January 24, 2002, Bristol beneficially owned 5,196,337 shares (or approximately 59.8% of the outstanding shares) of APP's common stock as follows:

                  Holder                                  Number of Shares

                  Bristol Consulting Ltd.                   5,196,337

                  Total                                     5,196,337

         (b) No Instruction C Person owns any other common or preferred shares of APP. Upon exercise of its conversion rights, Bristol will have sole power to vote or to direct the voting of the 5,196,337 common shares of APP.

         (c) As of January 24, 2002, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving APP equity securities, other than the acquisition by Bristol disclosed above relating to the proposed election of conversion rights by Bristol, have been engaged in by Bristol, or by any associates of said party, nor does the said party have any right to acquire such securities.

         (d) To the best knowledge and belief of the undersigned, no person other than Bristol has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (a) Letter from the Board of Directors of Accident Prevention Plus, Inc. dated January 4, 2002.



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                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: March 13, 2002                         BRISTOL CONSULTING LTD.


                                             By: /s/ Sheldon Friedland
                                                 -------------------------------
                                                 Sheldon Friedland, President